Prospectus Supplement No. 3 dated August 27, 2021 (to Prospectus dated June 17, 2021, Prospectus Supplement No. 1 dated July 30, 2021 and Prospectus Supplement No. 2 dated August 16, 2021)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-256441

BARCLAYS BANK PLC

OFFER TO EXCHANGE

each of the iPath® S&P GSCI® Crude Oil Total Return Index ETNs due August 14, 2036 (the “Old Notes”)

for

six iPath® Pure Beta Crude Oil ETNs due April 18, 2041 (the “New Notes”)

and

CONSENT SOLICITATION

relating to any and all outstanding Old Notes

This Prospectus Supplement No. 3 dated August 27, 2021 (this “prospectus supplement”) updates certain statements and information and supersedes any inconsistent statement or information contained in the Prospectus dated June 17, 2021, as supplemented by the Prospectus Supplement No. 1 dated July 30, 2021 and the Prospectus Supplement No. 2 dated August 16, 2021 (collectively, the “prospectus”) of Barclays Bank PLC (“we,” “us” or the “Issuer”), including, without limitation, an extension of the Expiration Deadline from 5:00 p.m., New York City time, on August 27, 2021 to 5:00 P.M., New York City time, on August 31, 2021. This prospectus supplement and the prospectus, taken together, constitute a current prospectus relating to the Issuer’s offer to exchange any and all outstanding iPath® S&P GSCI® Crude Oil Total Return Index ETNs due August 14, 2036 (CUSIP: 06738C760 / ISIN: US06738C7609) (the “Old Notes”) for iPath® Pure Beta Crude Oil ETNs due April 18, 2041 (CUSIP: 06740P221 / ISIN: US06740P2213) (the “New Notes”) (the “Exchange Offer”) and consent solicitation relating to any and all outstanding Old Notes (the “Consent Solicitation”).

This prospectus supplement contains important changes and should be read carefully and in its entirety in conjunction with the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

Before making a decision with respect to the Exchange Offer, Noteholders should carefully consider all of the information in the prospectus (as modified by this prospectus supplement) and, in particular, the risk factors beginning on page 23 of the prospectus and the risk factors contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated by reference into the prospectus.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission nor any other regulatory body has approved or disapproved of the Exchange Offer or of the securities to be issued in the Exchange Offer or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The New Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. Barclays PLC, our parent, has not guaranteed or assumed any obligations in respect of the New Notes.

The Dealer Manager for the Exchange Offer is:

Barclays Capital Inc.

The date of this prospectus supplement is August 27, 2021

CHANGES TO THE PROSPECTUS AND THE TERMS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

We are modifying the terms of the Exchange Offer and Consent Solicitation and the contents of the prospectus as described below. Accordingly, references in the prospectus to the matters described herein shall be deemed to reflect such modifications.

Further Extension of Expiration Deadline

The Exchange Offer and Consent Solicitation commenced on June 17, 2021, had originally been set to expire on July 29, 2021, has previously been extended twice and has been further extended until 5:00 p.m., New York City time, on August 31, 2021, unless further extended or early terminated by us. All references to the following capitalized terms in the prospectus are hereby amended as follows:

i.	“Expiration Date” will be August 31, 2021;

ii.	“Expiration Deadline” will be 5:00 p.m., New York City time, on August 31, 2021; and

iii.	“Settlement Date” will be September 8, 2021;

Accordingly, any request for information should be made by 5:00 p.m., New York City time, on August 24, 2021 to ensure timely delivery of the documents prior to the Expiration Date.

The indicative timetable showing one possible outcome for the timing of the Exchange Offer and Consent Solicitation is hereby amended as follows:

Time and Date	Event
June 17, 2021

Commencement of Exchange Offer and Consent Solicitation

Exchange Offer and Consent Solicitation announced. The Exchange Ratio per Old Note is equal to six New Notes.

Final prospectus made available to Noteholders.

5:00 p.m. (New York City time) on August 31, 2021

Expiration Deadline

The deadline for Noteholders to validly tender (and not validly withdraw) their Old Notes in order to participate in the Exchange Offer and to be eligible to receive a number of New Notes equal to the Exchange Ratio, plus a cash amount in lieu of any fractional New Notes. Noteholders who validly tender (and do not validly withdraw) their Old Notes will be deemed to have consented to the Proposed Amendment under the Consent Solicitation.

Noteholders may validly withdraw tenders of their Old Notes at any time prior to the Expiration Deadline, but not thereafter. Noteholders who validly withdraw tenders of their Old Notes will be deemed to have withdrawn their consents to the Proposed Amendment under the Consent Solicitation. Noteholders may not consent to the Proposed Amendment in the Consent Solicitation without tendering the Old Notes and may not revoke consents without withdrawing the previously tendered

Old Notes to which such consents relate.

Noteholders should carefully review the specific procedures for tendering Old Notes in the section entitled “The Exchange Offer and Consent Solicitation—Procedures for Tendering Old Notes” in the prospectus.

September 1, 2021

Announcement of Results of Exchange Offer and Consent Solicitation

We will announce our decision whether to accept valid tenders of Old Notes for exchange pursuant to the Exchange Offer (including, if applicable, the expected Settlement Date for the Exchange Offer) and the results of the Exchange Offer and the Consent Solicitation in accordance with the methods set out in “The Exchange Offer and Consent Solicitation—Announcements” in the prospectus.

September 8, 2021

Settlement

Expected Settlement Date. New Notes will be issued in exchange for any Old Notes validly tendered (and not validly withdrawn) prior to the Expiration Deadline and accepted by us based on the Exchange Ratio. Payment of any cash amounts in lieu of any fractional New Notes.

We expect that delivery of the New Notes will be made against exchange of the Old Notes for the New Notes on the Settlement Date specified herein, which is expected to be more than two business days following the Expiration Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the New Notes will initially settle in more than two business days, to specify alternative settlement arrangements to prevent a failed settlement.

This timetable is subject to change and times and dates may be further extended or amended by us in accordance with the terms of the Exchange Offer and Consent Solicitation as described in the prospectus. Accordingly, the actual timetable may differ significantly from the timetable above.

Except as set forth in this prospectus supplement, the terms and conditions of the Exchange Offer and Consent Solicitation remain as set forth in the prospectus.

If a Noteholder has already validly tendered and not withdrawn its Old Notes pursuant to the Exchange Offer set forth in the prospectus, such Noteholder is not required to take any further action with respect to such Old Notes and such tender constitutes a valid tender for purposes of the Exchange Offer, as amended and restated hereby.

If a Noteholder has already validly tendered its Old Notes pursuant to the Exchange Offer set forth in the prospectus, but wishes to withdraw its tender, such Noteholder may do so at any time prior to the Expiration Deadline (as further extended hereby) in accordance with the withdrawal procedures described in “The Exchange Offer and Consent Solicitation—Extension, Withdrawal, Termination and Amendment” in the prospectus.

Any questions or requests for assistance in connection with the prospectus may be directed to the Dealer Manager at its toll-free telephone number or e-mail address as set forth below. Any questions or requests for assistance in connection with the delivery of an Exchange Instruction may be directed to the Exchange Agent at its toll-free telephone number or e-mail address as set forth below. Any requests for additional copies of the prospectus or related documents, which may be obtained free of charge, may be directed to the Information Agent at its toll-free telephone number or e-mail address as set forth below. Any Noteholder whose Old Notes are held on its behalf by a broker, dealer, bank, custodian, trust company, nominee or other Intermediary should promptly contact such entity if it wishes to tender or withdraw tenders of its Old Notes in the Exchange Offer. Such Intermediaries may have deadlines for participating in the Exchange Offer prior to the Expiration Deadline.

The Dealer Manager is:

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
Telephone: +1 212-528-7990
Attention: Barclays ETN Desk
Email: etndesk@barclays.com

The Exchange Agent is:

The Bank of New York Mellon

One Canada Square, 40th Floor

London E14 5AL

United Kingdom

Attention: Debt Restructuring Services

Telecopy no. +44 20 7964 2536

Email: debtrestructuring@bnymellon.com

The Information Agent is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor

New York, New York 10005
Telephone: +1 212-269-5550
U.S. Toll Free Number: +1 866-342-4883
Attention: Michael Horthman
Email: barclays@dfking.com

Fax: 212-709-3328

Fax for Confirmation (for eligible institutions only): 212-232-3233